Exhibit 99.2

LION GROUP HOLDING LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE GENERAL MEETING

to be held on January 13, 2023

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledge receipt of the Notice of General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares 1 , par value US$0.0001 per share, and ________________ Class B Ordinary Shares 2, par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of Lion Group Holding Ltd. (the “Company”), hereby appoint Mr. Chunning Wang, Director of the Company or (Name) ____________________________________________________________________of (Address)____________________________________________________________________________as my/our proxy to attend and act for me/us at the General Meeting 3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on January 13, 2023 at U3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the General Meeting as indicated below:

1.	RESOLVED as a special resolution the third amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share and certain general legal updates be approved.	For ☐	Against ☐	Abstain ☐

2.

RESOLVED as a special resolution that Article 87 and Article 88 of the second amended and restated memorandum and articles of association of the Company being replaced with the following:

“87. The Board of Directors shall be divided into two classes: Class I and Class II. Class I shall consist of three (3) directors. Class II shall consist of four (4) directors. The term of office of Class I shall expire at the first annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020); and the term of office of Class II shall expire at the second annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020). Directors may be added to the Board of Directors between annual meetings of Members by reason of an increase in the authorized number of directors belonging to the relevant class as approved by an Ordinary Resolution.

88. Commencing at the first annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class I directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Commencing at the second annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class II directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election.” be approved.

		For ☐	Against ☐	Abstain ☐

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]	If any proxy other than Mr. Chunning Wang, Director of the Company is preferred, strike out the words “Mr. Chunning Wang, Director of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

Dated_________________, 2023

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on November 18, 2022, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Chunning Wang, Director, Lion Group Holding Ltd., no later than the time for holding the General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the General Meeting.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871